EXHIBIT 18

Letter Regarding Change in Accounting Principles

May 5, 2006

Mr. John F. Ward,

Chairman and Chief Executive Officer

and

Mr. Robert D. Koney, Jr.,

Senior Vice President and Chief Financial Officer

Russell Corporation

3330 Cumberland Boulevard, Suite 800

Atlanta, Georgia 30339

Dear Mr. Ward and Mr. Koney:

Note 3 of the notes to the condensed consolidated financial statements of Russell Corporation included in its quarterly report on Form 10-Q for the first quarter ended April 2, 2006, describes a change in the method of accounting for the valuation of certain inventories from the last in, first out (LIFO) method to the first in, first out (FIFO) method. There are no authoritative criteria for determining a “preferable” method of valuing inventories based on the particular circumstances; however, we conclude that such change in the method of accounting for inventories from LIFO to FIFO is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to December 31, 2005, and therefore we do not express any opinion on any financial statements of Russell Corporation subsequent to that date.

Very truly yours,

/s/ Ernst & Young LLP